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                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981

American International Group, Inc. ("AIG") and American General Corporation ("American General") have filed a proxy statement/prospectus and other relevant documents concerning AIG's acquisition of American General with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention:
Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.
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         The following remarks were delivered by AIG Chairman and Chief
Executive Officer M.R. GREENBERG at the Annual Shareholders' Meeting held in New York on May 16, 2001.



         The year 2000 was a record year. Net income excluding realized gains and losses reached $5.74 billion. That is the largest profit of any insurance company in the world. Pretax operating income was $8.35 billion and revenues increased to $46 billion or a gain of 13 percent. Assets gained 14.3 percent to $306 billion, and shareholders' equity rose 19 percent, reaching just under $40 billion. Return on equity was 15.6 percent. At year-end the market capitalization of AIG was $230 billion. Following market corrections early this year, the market cap is currently as of this morning about $193.5 billion, still the largest market cap of any insurance company in the world.

         The first quarter was pretty good. We were up 15.2 percent to $1.57 billion. It is a good start on the current year.

         If you look at the breakdown of our operating income, General Insurance approximated $3.5 billion; Life Insurance just a little bit more, $3.55 billion; Financial Services, $1.3 billion; and Asset Management, which is relatively new, $430 million.

REVIEW OF 2000 MAJOR ACCOMPLISHMENTS

         The year 2000 was a very exciting year in many ways. It was a tough year, as competition continues to be keen around the world; but we fulfilled a number of strategic acquisitions, including in the first quarter of 2001. In 2000 we acquired HSB, the parent company of Hartford Steam Boiler and Inspection Insurance Company. This is a 134-year-
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old company. It is a niche company in the power generation field and engineering, a specialty company. It fits very well within AIG globally and is working quite well. We had a Board meeting yesterday and many of the programs we looked to when we acquired the company are being implemented rapidly. The people are very good and add a lot of depth and high technical skills around the world, including a new program we are introducing in China.

         Chiyoda Life, now named AIG Star Life, is a company in Japan. The life insurance business in Japan has been under great pressure. For years the Japanese life companies had been promising policyholders interest rates higher than they could earn in their company. Obviously, if you do that long enough, something bad will happen -- and it happened to Chiyoda. Chiyoda essentially became impaired financially. Under a new law passed last year, instead of becoming bankrupt, Chiyoda was able to name a sponsor -- in this case, AIG -- to work with them to reorganize the company under a new set of financial arrangements that the Japanese Ministry of Finance and the FSA had proposed. We worked with them for months. We had teams in Japan and here working with our team in Japan. Don Kanak, AIG Vice President and President and Chief Executive Officer of AIG Companies in Japan and Korea, led the team in Japan. At the end of the day we won the company. It is a very good investment for AIG. It is a company with $20 billion of assets and roughly 7,000 agents in place. We took possession of the company legally last month. To get them started doing business again -- for about five or six months the 7,000 agents were not permitted to sell anything -- we introduced one of the simple products of ALICO, AIG's other life company in Japan. They took a simple cancer policy we had been marketing in ALICO, and now they are selling 1,000 of those policies a day at about $400 a

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policy. Now that is just the beginning. This is going to wrap up very quickly.
There will be a lot of synergies between ALICO and the new company. The back room will be combined. In time it will more than double our life business in Japan. This is also important because we are a triple-A rated company and there is a flight to quality in Japan, which will help both companies. So that went over very well.

         We also bought a non-life insurer in Egypt, and a small direct-response life company in Canada, Norwich Union of Canada. We purchased a direct marketing company in the U.K. for personal accident and hospitalization plans. This company was a long-time client of AIG and will work out very well. In India, thanks to Frank Wisner's help, we finally started joint ventures with the Tata Group for both life and non-life. That is off the ground and going ahead. We got the first U.S. license for life insurance in Vietnam. It is off to a very good start. Again Frank Wisner and Edmund Tse worked very hard in getting that done.

         We spent a lot of time increasing distribution in the year 2000 and made many new alliances and new bancassurance arrangements throughout the world, all of which will help. In the final analysis, you could look at an insurance company as a manufacturer of products. If you do not have tremendous distribution, what good is having a factory if it cannot sell its products? So we work very hard on developing various distribution vehicles throughout the world to take these products we manufacture -- which we are good at -- and be able to market them.

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STRATEGIC REVIEW

         Now let me touch on a few principles of our business, because every business ought to have some basic strategies and thoughts to guide them. One of the first things we believe as a strategy is that AIG should continue to produce predictable, quality and consistent earnings. That has been our goal for many years. Whatever we do, we try to keep that in mind. We do not want to build volatility in our earnings stream if we can help it. If you look at the market generally, companies with high volatility sell at very much lower price/earnings ratios. Consistency and predictability are what the marketplace will pay for.

         We have a very defined and refined profit center structure, probably the best in the industry. It is ingrained in AIG. Take the profit center structure in the property-casualty field, for example, where each profit center manager is totally accountable for their business -- for product innovation, underwriting, marketing, administration and cash flow -- the totality of that business. It builds good managers who totally understand the business they are in. You can move them from one profit center to another, because the basics are not different. The products may be different, but not the ability to manage. I think AIG has done that better than anybody in the industry.

         The company has built into it an underwriting discipline. In the property-casualty field, we do not underwrite business for market share or for growth. We underwrite to make an underwriting profit. That is the basic business of a property-casualty insurer. Are you always successful? Of course not. We are in a risk business, and when you are in a risk business, sometimes things go awry. Markets vary. One part that impacts it


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dramatically is the tort system. But to the extent possible, we seek to make an underwriting profit in our business and have been relatively successful in that. Our combined ratio runs roughly in the mid-90s. That is far better than any other property-casualty insurer I know of. That is a discipline very much ingrained in the company.

         Another principle is efficiency. We pride ourselves on having one of the lowest expense ratios, if not the lowest, in the commercial-industrial sector, where we are the largest underwriter in the United States. Having the lowest expense ratio gives you a little more elbowroom on pricing. In any event, we seek to be the most efficient in whatever we do. That, too, is ingrained very much in our people.

         We believe in having informed managers. Communication is critical. What good does it do to have strategies that only a few people understand? They have to be up and down the company, to understand what we are trying to do. That was particularly evident in the last year or so when there was a dramatic change in the pricing environment for property-casualty coverages in the United States. We led the charge on that. Our people were far better informed and more reactive to the need to get pricing up. There was constant dialogue going back and forth. That is an example that put us way ahead of anybody else in getting prices moving in the right direction.

         Managers of life companies -- and as you know, we have many of them -- must be good trustees. You are a trustee for other people's money when you manage a life company. Reputation is critical. People know they can rely on us when they buy life insurance from an AIG company. That is critical. We cherish that, we work at it and I think we have the reputation for it. An example of that is in Japan. I think that AIG Star Life, the new company, will benefit from our reputation.

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         Product innovation is another ingrained trait in AIG. We always lead the market in innovative products. There is a constant stream of new products emerging from AIG, which businesses, industries or individuals need. It is global. Every one of our units around the world is constantly focusing on new product needs. They may come out of new laws, regulations, new inventions or manufacturing products, or whatever. We are always on top of that game.

         As I mentioned earlier, what good is having all the new products if you cannot distribute them? Building distribution is a full-time job for many people in AIG. Again, it is part of our profit center's role. It may be through brokers, agents, affiliations, direct marketing, technology -- in every way possible, AIG builds distribution.

         Let me say a word about American General. Why did we buy American General, what does it add to AIG? For some time we have said publicly that we wanted to acquire a significant domestic life company, if possible. American General brings many things. It brings domestic life business. It brings more retirement savings, which in itself is a growth industry, with SunAmerica a specialist in it. It adds a consumer finance company, and we are building that business internationally. It gives us tremendous new distribution we can market our own products through, cross-market both from us to them and vice-versa. That will be independent of expense savings, which will be considerable. You do not buy a company for expense savings. You buy them for top-line growth, to add to what you are doing, including distribution of new products. If you get expense savings, that is a bonus -- and there will be considerable expense savings.

         It also balances our business much better. Right now most of our Life business is international. While we have a good domestic life company, it is relatively small when you


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look at it in totality. At the end of this acquisition, 27 percent of AIG's total revenues will be international life and 25 percent will be domestic life. This gives us a very good balance in that important field. It should add more stability to earnings. Let me give you an idea of some of the things they do. American General is the largest seller of fixed annuities through banks in the United States. We have a fixed annuity business in AI Life and SunAmerica has some. That will all come together, because American General has a very good platform. They have a company called Variable Annuity Life Insurance Company (VALIC), which is a very good company in the variable annuity field. SunAmerica is in the variable annuity business, but they are in different markets. Putting them together and looking for synergies between the two will be a natural.

         It will add to our retail mutual funds sales because when you own a variable annuity and you retire, you get a lump sum of money. We want to convert that lump sum into a mutual fund we sponsor, not some third party. We want to capture that as a new source of business.

         And as I said, they add significant distribution. They have about $120 billion of assets. Last year they earned approximately $1.3 billion in income, and had about $11 billion of revenues. So you can see when that comes together with AIG, it will change us significantly. That was the rationale for that. Temporarily, when you buy a company, there is a short-term impact on the price of your own stock. When you pay a premium for a company, the arbitragers in the market short your stock and buy the other stock until the transaction is closed. There is nothing you can do about it; that is part of the free market's rights. That will be over when we close on the transaction some time between three and four months. Our people are working very hard at that. Ernie Patrikis has a team working


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night and day, and it will happen pretty quickly. We have teams working right now so when we close, we will hit the ground running. Everything we want to do, all the plans and all the strategies, will be worked on in advance, as they are now. We will know exactly what we want to do from day one. There will be a time line on every part of the business we want to put together. There is a lot of work to do in the next three or four months, but we will be ready as soon as the transaction closes.

GENERAL INSURANCE

         Let me say a few words on the overall sector results of the company, starting with Domestic Brokerage. As I indicated, Kris Moor is the head of that. Joe Boren runs AIG Environmental in that area, Chuck Dangelo runs AIG Risk Management, Kevin Kelley, Lexington, John Keogh, National Union, Susan Rivera runs American Home and Tony Galioto runs AIG Claim Services. That team and many more do a great job. The Domestic Brokerage business had a dramatic turn in the last 12 to 14 months. Rates began to harden. We saw that toward the middle of last year -- at first a trickle, but now very strong. We are getting rate increases in most classes in excess of 20 percent. That sounds like a lot. On the other hand, rates went down for literally almost a decade. Many companies were writing business at rates far less than needed to cover their costs and their losses. Last year, for example, we got rid of about $350 million of premium that failed to meet our underwriting or pricing standards. Over the last decade, it is probably in the billions of dollars.

         That goes back to what I said earlier about discipline. We are disciplined in what we want to do. Our rates are going up and we have the capital to support growth. I think


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rates have to go up significantly more. The industry is still woefully under-reserved. So I do not see this increase petering out in the next several months. This should go on for some time.

         It is counter-cyclical. We have an economy that has softened and the property-casualty business is moving in the opposite direction. Rates must go up, and we continue to lead that charge and do everything we can to keep them going up.

         We also spent a lot of time last year on service. We are in a service business. If you do not serve your clients properly in every way possible, then you will lose even if you are the best in other areas. You can be the best in innovation, the best in distribution, but if you do not service your client right, you will ultimately lose out. We put together a team under Neil Faulkner who have been working very hard. I would say today we probably have the best service in the commercial property-casualty field, as any broker would attest to. People have done a great job in getting that done.

         The other part of our property-casualty business domestically is United Guaranty, our mortgage guaranty insurance company. They had a banner year. Charlie Reid and Billy Nutt hit a home run. Every year they outperform the year before.

         Personal Lines did not do as well. Personal Lines, with Bob Sandler in charge, did not have a good year. The industry did not have a good year. Rates went down too far. They are now going up but it takes time for them to be reflected in results. Production in their business is okay, but we are not married to production without an acceptable underwriting result. They are working hard to turn that around. I think they will acknowledge that. There is a lot going on. We hope to have that looking better some time in the near future.

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         The other part of our property-casualty business is the AIU under
Martin Sullivan and a very strong team. They operate globally. It is the best franchise in the world. We are the biggest and the best in that area, there is no question about that. Our business is growing well. The combined ratio is always in the low 90s, and sometimes we even get it below 90. It is a great organization. We operate globally and are always pushing the frontiers for new markets, products and distribution. In countries with small volumes, we are doing everything we can to double volume. I think you can look to AIU to continue to be a very innovative company that provides stability in the overall earnings of AIG.

LIFE INSURANCE

         The next big operation, of course, is Life under Edmund Tse. This accounts for close to 40 percent of our operating income, principally outside the United States. I see Joey Cuisia is here. He runs Philamlife, in the family of AIG for many years. There are AIA under Frank Chan and Edmund, ALICO under Don Kanak and Ken Nottingham, and Nan Shan under Boon-Teik Koay in Taiwan. We have ALICO for Life and we operate throughout the world through those companies and our domestic life companies. They have had a very good year and I do not see any reason that will not continue.

         We have a lot of new things going on and there is a lot of change going on in the Life business. Life companies today are no longer pure life companies. They are in the asset management business, they wrap life policies with equity -- called an equity link product or a variable life product, it has different names in different countries. Essentially it is marrying an investment opportunity with a life product. There are variations on that.


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We sell a lot of personal accident business all over the world as riders to these policies, which we have been doing for years. We have a lot of things going on.

         There is also a change in the distribution. Many agents are moving upscale and have become financial advisors, not just life insurance agents. They need new training. You have to give them new sales tools to do that, and we do. You will have two distribution vehicles in many countries. You will have the traditional life agents who sell to the mass market and then the upscale agent who becomes more of a financial advisor. We want to do that. We have been working on it and will continue to expand that in every Life company where that opportunity exists. I am very pleased with the way the Life operations are going.

         It is global, not just in one area of the world. Yes, a big part of our business is in Asia, but Central Europe, Latin America and the Middle East are growing. China is also growing very well, they had a very good year.

FINANCIAL SERVICES AND ASSET MANAGEMENT

         Turning then to Financial Services, the other leg of our business. AIG Financial Products had an outstanding year. Tom Savage and his team did a great job. They are the best of the best, I would say, in that business. It is a derivatives company, but they are very creative and reinvent themselves each year with new products. Again they are off to a very good start this year.

         ILFC, our aircraft leasing company, also had a banner year and is off to a good start. It is the premier aircraft leasing company in the world. Steve Hazy, Leslie Gonda and their team do an outstanding job. We just acquired for the first time this summer freighter


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aircraft. It is a business we will probably selectively expand into. ILFC has a fleet now of over 500 planes. It is all very new and a very big asset base.

         We also have a trading company that did not have a good year, partly because of market conditions. We are restructuring that company right now. Bill Dooley is not here today because he is in London, involved with that. Ed Matthews is on top of that. We hope to have that turned around very quickly.

         About three years ago we started a consumer finance company and credit card operation in Asia. I reported that last year. That continues to do very well. We are in the black in a very short period of time. We expect to have a million credit cards in Asia, in just a few countries, this year. They are coming from the huge policyholder base we have in Asia. The credit quality is terrific, because we know more about the credit card holders, because they are policyholders of AIG in one or another of our companies. We expect that to continue to grow. We also have a company that started up in Argentina and one in Poland. Given the acquisition of American General with its consumer finance company, we expect to accelerate the growth in Asia. We started a greenfield operation in Japan where we have great expectations. This will be a very significant company.

         Finally, we have now about $35 billion of funds under management in the Asset Management category -- retail funds, private equity and infrastructure. We expect to grow that business considerably. That has a high priority. Ed Matthews may say a few more words about that. We have not harvested any of the carried interest in any of these funds yet. After these funds mature and if the results are good, in most cases we get a 20 percent carry over a modest hurdle. That source of income is in the future.

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         SunAmerica, which Eli Broad and Jay Wintrob run, had an excellent year last year and are off to a good start this year. They are not without some problems. The retail mutual funds business, like everybody's retail funds business, is down, reflecting market conditions. Companies have lost assets because the stock prices are lower. As they go lower, the money you have under management becomes lower and your fees are reduced, but they are working hard on resolving those issues, and I am confident that they will.

         That is a tour of the world. My colleagues will make some comments now, then I will come back to the podium and you can ask questions of me or anybody up here.



         Following is a report from EDMUND S.W. TSE, AIG Senior Vice Chairman, Life Insurance.



         In the year 2000, AIG's worldwide Life business once again reported strong gains in both premiums and operating income. The Life division continues to be powered by excellent growth opportunities on top of our existing global franchise. The strong performance results from financial strength, deep-rooted ties in various markets and our talented and enterprising employees and agency force. We therefore continued to advance in market share, product and distribution channel innovation, and operating efficiencies.

         Our Asian operations, the major contributor to our Life results, carry on with good momentum. We remain the industry leader in most markets. Our triple-A ratings offer an important competitive advantage -- flight to quality -- in these times in Japan and Korea, for example. In Southeast Asia we anticipate an increasing demand for investment-linked products, and have implemented progressive plans to capitalize on this market


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transformation. Throughout the region we continue to maximize distribution by tapping alternative channels like aligning to financial institutions, telecom and retail companies.

         AIG's Domestic Life operations had an excellent year, setting sales records in several key product lines such as fixed annuities and pensions. Well integrated into the AIG network, SunAmerica is also broadening the range of products and services we can offer overseas. There are quite a few exciting developments that will contribute to our future growth. In Japan, we acquired the Chiyoda Mutual Life, a major life insurer. Our reorganization plan was recently approved by the court. Chiyoda has been renamed AIG Star Life Insurance Company Limited and became a wholly owned subsidiary of AIG. This acquisition significantly expands AIG's presence in the traditional Japanese life market and provides a platform for further expansion.

         In China, our greenfield operations in Shenzhen and Foshan have formed strongly, while we continue to see high double-digit growth in both Shanghai and Guangzhou. AIG's first-move advantage in China and our command of local practices and operating environments position us uniquely for further market liberalization upon China's WTO accession.

         In terms of new entry, our new operations in Vietnam and Sri Lanka are off to good starts. In the Central and Eastern Europe region, AIG Life Bulgaria and AIG Life Romania reported solid results and growing market recognition with their first full year of operations. In India we are poised to participate aggressively in this attractive and dynamic emerging market through our new joint venture company, Tata AIG Life.

         Early this year, we acquired Norwich Union, the leading direct-response life insurer in Canada, an excellent fit. Norwich Union provides both growth opportunities and

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distribution diversification. Very recently we also entered into an agreement to purchase Aetna Vida in Argentina.

         Last but not least, we continue to invest in various technologies and e-business programs. Our strategies are focused on sales support, policyholder services and administration, and customer relationship management. All these new markets, acquisitions and initiatives offer significant growth potential for the Life division, while we continue to prosper in our established markets.


         THOMAS R. TIZZIO, AIG Senior Vice Chairman, General Insurance, delivered the following report.


         It is tough to follow Hank, he does a great job in describing what we do. I will try to put some different twists on it if I can.

         The year 2000 was a good one for the General Insurance divisions of AIG. We are made up of two basic components, the Domestic Brokerage Group or DBG, as we describe it, and American International Underwriters or AIU for short. Results for both units were improvements over the prior year. We are into the first quarter with improvements over the prior year as well, so we are off to a pretty good start. These results were achieved with a constant focus on underwriting and risk selection, which is fundamental to the way we operate within our units. We have been very successful looking at rate increases. As Hank mentioned, we are very thorough in examining the risks we write, and putting the relationship of risk to rate. We are off to a very good start and the prospects for 2001 are even better than last year.

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         Our portfolio of products have a special emphasis on specialty products. We come up with a product that is desired in the marketplace, produce a form and, more importantly, produce claim services that go along with it. Another key item that is very important for us is account retention. Our policy in account retention in our major lines is exceedingly high because we provide a product and a claim service that goes along with it.

         Hank also mentioned PMP (our Performance Management Program) briefly and I can expand a little bit on it. PMP has become a by-word within AIG, DBG particularly, as we improve our services. We believe you cannot retain accounts without service, so clearly it is uppermost in our minds to put service where it belongs.

         We are also supported by a very strong regional operation throughout the United States. All our regional offices are well positioned. We have put a heavy emphasis in the past couple of years on broadening the base of producers we do business with. We are engaged with a growing list of regional and specialty firms around the country. That has been a target that has worked out exceptionally well. We are excited about 2001. We see continuation of the rates, as I mentioned a moment ago.

         Looking at the foreign general side, or AIU as we call it, they also had a good year and a better first quarter as well. They operate with a group of products that meet the needs of industrial, commercial and personal clients. Over the years we have exported products from our domestic operation into the international arena. This has been a good strategy for us that has provided a lot of growth in specialty lines. Capitalizing on its global network, innovative products, multiple distribution channels and strong management team, AIU has continued to build this business with good results over the years. Hank has pointed out, the


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goal is to get below 90. We are not quite there, but I think Martin is going to move that along this year.

         The rate environment in most of the markets we operated in last year has moved forward, particularly in the United Kingdom and Continental Europe. We have moved forward there as I think we should. We have also taken advantage of new opportunities in current trends within the global economy. We examine if they produce a new product or change in exposures. That can include changes in regulatory environment, changes in infrastructure development, inter-regional trade, advances in technology and the continuing rise of the middle class in emerging markets. This produces potential for business as well.

         The acquisition of Hartford Steam Boiler has added another product to our array and also brought some powerful engineering and loss control services, which can be used around the world. We are well positioned to take advantage of the market and expect a bright future.



         EDWARD E. MATTHEWS, AIG Senior Vice Chairman, Investments and Financial Services, delivered the following remarks.



         Hank gave you some comments earlier about the Financial Services business and our investment operations. I will try to fill in some of the details to add to what he has already said.

         Our Financial Services business is now a very sizable business in its own right. Last year it had a net income of $1.293 billion, up 19 percent. That rate of growth continued into the first quarter of this year.

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         The two major factors in that business are ILFC and AIG Financial
Products. ILFC is the largest lessor of jet aircraft in the world, as Hank said, approximately 500. We continue to add to that fleet every year. This year we will be acquiring 67 new aircraft and approximately the same number in each of the next two years. We do not wait until those aircrafts are acquired to decide when to lease them. In fact, all the aircraft we will acquire in 2001 are already leased, and practically almost all, about 94 percent, are leased for next year, and almost half for the year 2003.

         Eighty-one percent of ILFC's revenues comes from outside the United States. The conditions, the excellent growth rates, that have rebounded in both Europe and Asia are helping in that respect. Only 10 percent of our planes are in Latin America, and as you know, there are some difficulties in the economic conditions there. That does not have a material impact on ILFC. We do sell airplanes every year and continue to have the lowest-age fleet of any in the world.

         AIG Financial Products is a particular gem that we have. Its operating income last year was $648 million and it had a 34 percent increase. Its income this year will also be up, approximately 19 percent in the first quarter of the year. Its business and its reputation arise from two big factors. One is the tremendous innovation they have shown. These are extremely talented people who tailor products to the needs of corporations and various governmental entities. Two, it benefits from the triple-A ratings of AIG, which enables them to stand out from all their competitors. If they were here, they would be quick to tell you that is an integral and an important part of everything they do.

           AIG Trading, on the other hand, did not have a good year. In part that is due to the decline in the currency volatility. When you replace all the European currencies with one


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currency, the euro, obviously a lot of their business goes away. They are a major factor in the gold lease business because of their long position in that business. Lease rates there are somewhat higher than they were, but we believe that is a temporary condition. Nevertheless, its results are not satisfactory and we have made changes in the management there. We also expect to be going back into the energy-trading business, which we sold some three or four years ago. That noncompete period has now expired.

         As Hank said, we went into Consumer Finance because we thought it was a natural adjunct to the very successful Life business we have. We have established operations in Hong Kong, Taiwan, Argentina and Poland. All of these are solidly profitable, despite what are really very difficult economic conditions in Argentina and Poland. We have a newly acquired company in Thailand and it is making good progress.

         When we stood up here last year we said we expected our credit card operations would achieve a break-even point in the year 2000. Indeed, thanks to Joel Epstein and his people, that took place. We have, as Hank said, 800,000 cards today. We will easily have one million by the end of the year. This year we expect to start our credit card operation in Thailand. With our strong life insurance operation in Thailand, that operation should mature rapidly. In a couple of years we will be able to tell you that Consumer Finance is a major contributor to profits.

         Last year Asset Management produced $430 million in operating income. Its operating income in the first quarter was up only 7 percent compared to a 37 percent gain last year. That is understandable; a large portion of their money comes from fees for the management of assets for third parties. I need not tell you that the markets have declined.


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The fee income we earn from the variable annuity management is also impacted by the decline in stock market values.

         Mutual funds here in the United States are distributed by SunAmerica Asset Management, including the Brazos series of funds managed by John McStay. Last year they had a record year with the sales of approximately $3 billion, and overall we now have in excess of $8 billion in domestic mutual funds. We will add another $2 billion to $2.5 billion when we acquire American General. Despite the poor stock market conditions this year, the sales of both the SAAMCo and the Brazos Funds are strongly positive.

         In equity funds, where we are perhaps the worldwide leader, we are doing very well. We now have 27 funds with over $9 billion of funds under management, and we have some new funds scheduled for sale this year. We have a private bank in Switzerland, and it had an outstanding year last year and will continue to have a very good year this year. We opened our new offices in Zurich and we added to the capital of the highly innovative, publicly traded private equity company we started.

         We manage the investment operations of AIG, the largest single client we have. Our invested assets at year-end were $219 billion, $42.9 billion from General Insurance, approximately $98 billion from Life Insurance and the balance from Financial Services, including almost $20 billion of funds for aircraft under lease.

         General insurance investment income last year was $2.7 billion, and that rate of increase was over 7 percent. Most of that, however, is in high-quality, fixed-income securities, with the balance split almost equally between marketable securities and private equities, which I mentioned. Seventy-three percent of our general insurance assets come from our domestic operations. In Life insurance, on the other hand, where our investment


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income was $7.1 billion with an increase of 14.8 percent, although most of those assets are high-grade, fixed-income securities, we have a substantial portion in real estate there as well. Almost 50 percent of our assets there come from foreign life insurance operations.

         Our investment operations are just the beneficiaries of the very strong insurance operations. If they are successful, we get money to manage -- and we get a lot of money to manage, because we have an extremely outstanding insurance operation.


         Outlining AIG's budgeting process, the following remarks were delivered by HOWARD I. SMITH, Executive Vice President and Chief Financial Officer.


         You may have noticed this morning in our elevators a flyer indicating the AIG budget process can cause one to break out in a cold sweat, and we were offering a one-day course to alleviate this problem. I will try and offer a three-minute overview of the one-day course, and promise you will not break out into a cold sweat. If, however, you are with one of our operating companies, we are providing towels in the back of the room.

         In the context of the discussions of our operations results you have heard about earlier, we thought our shareholders would find a discussion of our budget process to be of interest. Although we set overall corporate growth objectives, clearly we view the budget process to be a bottom-up approach. It starts with the individual profit centers and operating entities. These units prepare their own budgets and they work their way up into the broader groups such as the Domestic Brokerage Group and the Foreign General Group.

         We also require the units to use zero-based budgeting principles. Specifically, this process requires the units to justify expense levels and to use the most efficient allocation


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
of resources. The budget is not just a numerical presentation or a series of numbers. We are looking for, first, a comparison of the current year's performance to the actual budget submitted, and we are also looking for next year's budget along with a three-year extended outlook for each operation. But clearly we are also looking for information describing the marketing plans of the unit, their strategies and cross-selling initiatives. The cross-selling initiatives become critical to us. As we get into more acquisitions, as Hank said earlier, and expand our avenues of distribution, our cross-sell is a critical function for us going forward.

         Additionally, we also look at a five-year historical operating performance for the unit. That top operating performance is also reviewed during the presentation. I will briefly describe the timetable, but I should also mention that as Hank and Tom alluded to earlier, Martin Sullivan has assured me that AIU's budget for next year will meet expectations. At the end of August we require what is called a growth capsule. This is an indication of what top-line revenue growth is anticipated from each of the units, along with an estimate of their bottom line. It gives us an early indication of what each group is planning and their process. Feedback is provided to the groups from both the corporate budget area and the Chairman's office based on those growth capsules.

         This leads to revisions, and in October we spend a significant amount of time with detailed budget meetings with each of the profit centers. Hank attends all those meetings and I can tell you a significant amount of his time is spent on this process. We go into a discussion of the strategies, of the marketing plans and the numbers. Based on these meetings, minor or possibly major modifications to the budgets must be made.

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
         The units then go back and in late November, all the budgets are presented to the corporate budget office. We compile a consolidated budget by early December. This becomes our roadmap for the following year. Even after the December submissions, though, it is probable that the budgets will continue to be modified, especially as business conditions warrant changes in specific profit centers.

         I think the combination of the amount of time devoted by both Hank and the units to the process, and the thought and preparation that goes into their budget packages, leads us to a rigorous and I think effective budget process. Maeve Scott heads our corporate budget function and orchestrates the process, along with Vince Cantwell and Mike Castelli.

         We also perform a similar analysis through our information technology and capital expenditure budgets. In the information technology area, as of the last two years, we now require they be approved by AIG's Chief Information Officer, Mark Popolano.

         In summary, our budget process provides us a very disciplined roadmap for the following year. We have to monitor it, comparing the budget's actual performance, and we do make modifications as business changes warrant.


         Following are remarks delivered by JAY S. WINTROB, President and Chief Executive Officer, SunAmerica Inc.


         It is a pleasure to represent SunAmerica at this, our third Annual Meeting as part of the AIG family. In both full years following our merger, SunAmerica achieved record levels of earnings, revenues, sales and assets. Our trade name is SunAmerica, the


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
Retirement Specialist, and we concentrate on four businesses dedicated to helping people plan and save for their retirement over the long term.

         SunAmerica Retirement Markets is our annuity business. We are among the largest issuers of variable annuities, ranking in the top 10 based on variable annuity sales and assets, which now stand at over $23 billion. The year 2000 was a good one. We launched our Seasons life-stages-oriented product line, including a new marketing and wholesaling organization. Also we launched the Chamber Plan 401(k) through a joint venture with the U.S. Chamber of Commerce and the payroll specialists, ADP. This is the U.S. Chamber's exclusively endorsed, variable annuity 401(k) product. We continue to expand distribution through a series of new relationships with major financial institutions and large regional and national securities firms.

         SunAmerica Asset Management (SAAMCo) is our mutual fund business. As Ed mentioned, assets under management now exceed $8 billion. Our success is due both to strong fund performance and a diverse lineup of innovative products. We now offer 31 funds in four fund groups. We are making good progress at AIG Asset Management International, a SAAMCo unit playing a central role in exporting our strong U.S.-based retail capabilities overseas. AIGAMI, as it is known, is responsible for retail asset management product development, centralized negotiations with subadvisors and other vendors, and distribution outside the United States. Some recent examples of our efforts include forming and expanding our offshore mutual fund hubs in Dublin and Luxembourg, and forming AIGAMI Europe, headquartered in Luxembourg, which will serve as the parent for branch fund operations in key European markets, beginning with Italy and Germany.

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         In Japan much progress has been made in the sale of fixed and variable annuities. Working closely with ALICO Japan, we have now sold in excess of $600 million of fixed annuities, and variable annuity sales are accelerating, now running north of $200 million annually. Importantly, margins on these products are superior in Japan to the United States.

         Mutual fund sales are progressing in Asian countries where AIG has a strong insurance presence and brand, including ALICO in Japan, Nan Shan in Taiwan and AIA in Singapore and Hong Kong. In fact, in Hong Kong, pension assets now exceed $1 billion, including over 15 percent market share in the recently enacted mandatory provident fund.

         Our third business is the SunAmerica Financial Network, a confederation of five broker-dealers with some 9,000 planners. It is the largest network of independent financial advisors in the United States. Last year was a record for both revenues and profits. These brokerage firms are growing and continue to provide important shelf space for SunAmerica and AIG products. We are encouraged with the increasing economies of scale we have been able to achieve, as each of the broker-dealers work more closely together in their back offices, and with the success of our recently enacted, Focus Elite preferred sponsor program for fund and annuity companies. We are also currently developing an enhanced advisory services platform to take advantage of this rapidly growing market segment of planners, generating revenues based on the value of their clients' assets, rather than relying on transaction volumes.

         Our fourth business is generating investment income through our SunAmerica investments units. Invested assets are now in excess of $40 billion and consist primarily of assets backing fixed annuities, our own capital, and increasingly, guaranteed investment


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
contracts. Capitalizing on our triple-A ratings and AIG's global relationships, SunAmerica and AIG are the number-one issuer of GICs in the United States and the number-one issuer of GIC-backed notes worldwide.

         Investment income reached record levels in 2000 and continued strongly through the first quarter. With declining interest rates and modestly tightening bond spreads, our portfolio of fixed-income investments is well positioned in all asset classes.

         As strong as our three retail businesses performed in 2000 -- annuities, funds and brokerage services -- as Hank mentioned, we have not been immune to the tough equity markets over the past few quarters. Our institutional investment income business has been a great counterbalance; but more importantly, our product innovation, continued development of the SunAmerica brand and continued emphasis on growing distribution have all allowed us to produce better results than the industry in this environment.

         We remain very enthusiastic about the future of our businesses. The demographic and regulatory drivers for the growth in retirement savings and in the retirement savings industry remain intact. As a result, we expect continued growth in retirement savings product sales and assets. These drivers are not unique to the United States. In many areas around the world, global demographics and market forces mirror the United States. We are very excited to be an integral part of AIG's global efforts to sell retirement savings products into this great global marketplace.

         Finally, on behalf of SunAmerica and our 2,700 employees, I want to thank the many employees of other AIG units here and around the world who have helped us achieve our results during the past two and one-half years.

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         M.R. GREENBERG delivered the following closing remarks regarding the dividend.

         The final piece of business I have is on dividend policy. The Finance Committee at the meeting just preceding this meeting, and there will be a Board meeting following this, will set a dividend rate of 4.2 cents per share per quarter on AIG common stock, commencing with the September 2001 payment. The new rate represents a 13.5 percent increase in the cash dividend.

                                       AIG




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